Exhibit 99.1

Vermilion Energy Trust Announces Securityholder and Court Approval of Its Proposed Conversion to a Corporation

CALGARY, Alberta--(BUSINESS WIRE)--August 31, 2010--Vermilion Energy Trust (the “Trust”) (TSX – VET.UN) announces that at a special meeting of the holders of trust units of the Trust, the holders of Series A exchangeable shares of Vermilion Resources Ltd. and holders of trust unit incentive plan awards of the Trust, held this morning, its securityholders overwhelmingly approved the proposed conversion (the "Conversion") from an income trust to a corporation to be named Vermilion Energy Inc. ("Vermilion" or “VEI”) pursuant to an arrangement under the Business Corporations Act (Alberta) (the "Arrangement") and related transactions. Securityholders voted 99.9% in favour of the Conversion. The Arrangement remains subject to approval by the Court of Queen's Bench of Alberta which is being sought later today. Should all necessary court approvals be received, it is anticipated that the Arrangement will close by end of business on September 1, 2010.

The Conversion is scheduled to be completed on Wednesday, September 1, 2010. If completed tomorrow, it is expected that the common shares of VEI will commence trading on the Toronto Stock Exchange under the symbol "VET" on or about Tuesday, September 7, 2010 at which time the Trust's trust units will be delisted from the Toronto Stock Exchange.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. is expected to trade on the Toronto Stock Exchange under the symbol VET.

CONTACT:
Vermilion Energy Trust
Paul Beique
Vice President Capital Markets
or
Dean Morrison, CFA
Director, Investor Relations
Phone: 403-269-4884
Fax: 403-476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com